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ICICI Limited

Mumbai
Press Release                                               21 June 2000

ICICI and ZEE announce partnership in the Internet space

ICICI Limited (NYSE: IC), the leading Indian financial intermediary, and ZEE Telefilms, the leading media and TV company of India, today announced a tie-up for a co-branded financial services channel on Zeenext.com - the Internet portal owned by Zee TV.

Under the agreement, ICICI would act as the sole banking and financial services provider to customers on Zeenext.com. ICICI would also provide the payment gateway to the portal, thus enabling secure e-Commerce transactions for customers. The convergence of ICICI's financial expertise and technology and the increasing reach of Zeenext.com will help reach ICICI's financial products and services to many more households in the country.

Zeenext.com is one of India's leading horizontal portals covering a wide range of subjects including news, current affairs, entertainment, lifestyle, travel, legal, finance etc. The ICICI-ZEE finance channel will benefit from the 20 million hits per month enjoyed by zeenext.com and also from the wide reach of Zee Telefilms Limited which has access to over five million homes across India via the cable network of its affiliate, Siticable Limited.

Apart from the normal telephonic connectivity, Zeenext.com will soon be offered to customers through the broadband Siticable network of Zee TV. The ZEE Group has commenced the process of setting up a state-of-the-art hybrid fibre coaxial
(HFC) network in 26 cities in the first phase at an investment of over Rs. 2,300 crore and is expected to be extended to 74 other cities/ towns after the completion of the first phase. This will enable broadband connectivity for media, voice data and value added services such as video-on-demand to millions of customers. The broadband cable connectivity will also make financial transactions much faster on the net, display rich content and make the Internet available to a far larger number of people. ZEE Telefilms and ICICI propose to harness the opportunities offered by broadband technology to bring virtual banking enriched with interactive content to their customers.

The Zeenext-ICICI vortal will provide a complete solution in the personal finance space by covering all aspects from information to online transactions. This vortal will carry content on all investment products, including content on third party products, consulting services by means of planning and calculation tools and most importantly also allow online fulfillment and transactions. This initiative is in line with ICICI's retail focus and its attempt to bring its services to a larger number of people through the use of new technology such as the Internet and innovative solutions designed at expanding customer base.

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement various portals, our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For Investor Queries Contact:
Mr. A.P. Singh on +91-22-6536262 or email at singhap@icici.com